www.linkedin.com/in/sanna-gaspard-phd-2901173 (LinkedIn)
www.contrib.andrew.cmu.edu/~sgaspard/ (Personal)
www.tlneocare.com (Company)

Top Skills

Biotechnology

Research

Medical Devices

Honors-Awards

Y Combinator School With Advisor

UpPrize Social Innovation Challenge 2nd place winner

AAAS-Lemelson Invention Ambassador

Hitlab World Cup 2nd Place Winner

IEEEE New Face of Engineering

Sanna Gaspard, PhD

CEO & Founder | AARP Agetech Collaborative Portfolio Company| TechStars Company | AAAS-LEMELSON Invention Ambassador | Innovation & Academic Entrepreneurship Consultant | Entrepreneurial Pitch Coach | WE ARE HIRING!
New York City Metropolitan Area

Summary

Entrepreneur, innovator, health innovation speaker, and biomedical engineer with a passion for entrepreneurship, STEM, and healthcare. Experienced with public speaking, entrepreneurship, business strategy, innovation, IP strategy, developing strategic partnerships, and go to market strategies.

I am looking to apply my business, technology and engineering my skills and knowledge to venture capital consulting for technology evaluation, universities to support research translation out of the university, corporate board advising, and towards mentoring and consulting with entrepreneurs on business strategy, market analysis, and preparing their pitch deck.

Driven to improve healthcare by developing and commercializing low cost solutions to common global healthcare problems. Also driven to encourage young men and women to consider STEM careers and to help support an an ecosystem where inventors and innovators can thrive.

Experience

Rubitection Inc.
Founder & CEO
August 2011 - Present (13 years 5 months)

Rubitection is a medical device start-up developing an diagnostic tool for early stage pressure detection, assessment, and management. As the founding CEO I oversee product development, fundraising, business development and strategy, team building, scientific development, and clinical research.

Masters in Translational Medicine Program - City College of NY Grove School of Engineering

STEM & Medical Technology Translation Consultant & Visiting Lecturer
August 2018 - November 2018 (4 months)
Greater New York City Area

CCNY's Master's in Translational Medicine is a Master's (MTM) program focused on teaching graduate students how to "translate" basic STEM (science) research and ideas into commercially viable products that meet pressure healthcare needs for resource low and high environments. The program educates students on ideation, technology design and development, clinical study design, regulatory plan design, business development and market research. I work with CCNY'S MTM strengthen the program, building relationships with partners, branding, mentoring students, and educating students on business development, marketing, and financing their STEM ideas.

TLneoCare, LLC
Founder, CEO
January 2007 - July 2011 (4 years 7 months)

TLneoCare, LLC is a biotech start-up that is developing a therapeutic medical device to help improve the survival rate and health of preterm and full term infants. Dr. Gaspard invented and patented a novel technology that incorporates biometric measurements with the automation of physical therapy.

Carnegie Mellon University
6 years 10 months

PhD Candidate - Scientific Researcher
January 2006 - May 2011 (5 years 5 months)

I completed research towards developing an optic instrument to detect early stage pressure ulcers. The goal of the research is to develop a commercially viable medical instrument that could help clinicians quantitatively and reliably diagnosis pressure ulcers independant of the level of skin pigmentation.

Master's Candidate - Scientific Researcher
August 2004 - December 2005 (1 year 5 months)

I worked on designing and developing a novel embolic protection filter and delivery system to reduce the risk of stroke during carotid artery stenting procedure . My duties included identifying design specification, hemodynamic flow analysis, userability requirements, patent anaysis, biocompatability analysis, and in-vitro bench top design and testing using physiological patient specific geometries.

University of Miami- Cornell University MHIRT Program
Undergraduate Scientific Researcher
June 2004 - July 2004 (2 months)

During the two month program I conducted ethno-botanical research in Peru and the Dominican Republic. I performed cyto-toxicity assays and a variety of other analysis on native plants to determine their potential for commercial use as medicines or pesticides. I worked under the leadership of Dr. Eloy Rodriguez.

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Education

Carnegie Mellon University
PhD, Biomedical Engineering · (2006 - 2011)

Carnegie Mellon University
MS, Biomedical Engineering · (2004 - 2005)

University of Miami
BS, Biomedical Engineering · (2000 - 2004)

Università degli Studi di Trento
 · (2008 - 2010)